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FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 05 2021
Washington DC

SEC FILE NUMBER
8-69327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Methuselah Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Ave, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Ste 115E	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, John Chachas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Methuselah Capital LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GREG FLINT
NOTARY PUBLIC-STATE OF UTAH
COMMISSION EXP. 03/16/2025
COMMISSION NO. 717363

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Methuselah Capital LLC

Audit of Financial Statements
and Supplementary Information

As of and For the Period From January 1, 2020 to March 31, 2021

Methuselah Capital LLC

As of and For the Period from January 1, 2020 to March 31, 2021

Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Methuselah Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Methuselah Capital LLC (the "Company") as of March 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the fifteen month period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Methuselah Capital LLC as of March 31, 2021, and the results of its operations and its cash flows for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Methuselah Capital LLC's management. Our responsibility is to express an opinion on Methuselah Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Methuselah Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Methuselah Capital LLC's financial statements. The supplemental information is the responsibility of Methuselah Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Methuselah Capital LLC's auditor since 2021.

Melville, New York
May 3, 2021

Nawrocki Smith LLP

Methuselah Capital LLC
Statement of Financial Condition
As of March 31, 2021

Assets		
Cash	$	185,039
Prepaid expense and other assets		2,702
Total assets	$	187,741
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,250
Total liabilities		11,250
Member's equity		
Total Member's equity		176,491
Total liabilities and Member's equity	$	187,741

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Operations
For the Period from January 1, 2020 to March 31, 2021

Revenues		
Investment banking income	$	7,500,000
Total revenues		7,500,000
Expenses		
Professional fees		95,214
Taxes and Licenses		21,173
Other operating expenses		5,814
Total expenses		122,201
Net income	$	7,377,799

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Changes In Member's Equity
For the Period from January 1, 2020 to March 31, 2021

		Total
Balance at January 1, 2020	$	16,264
Contributions		167,428
Distributions		(7,385,000)
Net income		7,377,799
Balance at March 31, 2021	$	176,491

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Cash Flows
For the Period from January 1, 2020 to March 31, 2021

Cash flow from operating activities:			
Net income		$	7,377,799
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in:			
Prepaid expense and other assets	726		
(Decreases) increase in:			
Accounts payable and accrued expenses	(2,500)		
Total adjustments			(1,774)
Net cash provided by operating activities			7,376,025
Cash flow from financing activities:			
Capital contributions	167,428		
Capital distributions	(7,385,000)		
Net cash used in financing activities			(7,217,572)
NET INCREASE IN CASH			158,453
CASH AT BEGINNING OF YEAR			26,586
CASH AT END OF YEAR		$	185,039

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Notes to Financial Statements
As of March 31, 2021

1. Business and Summary of Significant Accounting Policies

Business

Methuselah Capital LLC (the "Company") is a limited liability company formed on June 27, 2013. Effective November 24, 2014, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA"). It is engaged in the private placement of securities and in underwriting or selling group participant corporate securities other than mutual funds.

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member(s) has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash at a financial institution, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue

Revenue is recognized at the completion of a project with the closing of the deal. The company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The LLC typically enters into contracts with clients calling for a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration of the transaction.

The Company's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

The Company earns investment banking fees for achieving various fundraising objectives. Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the members, who are responsible for any taxes thereon.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). Since the Company did not have taxable income in 2020, no provision for the UBT was required.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At March 31, 2021, management has determined that the Company has no uncertain tax positions that would require financial statement recognition or disclosure. The Company files income tax returns in the U.S. federal jurisdiction and the state and city of New York. The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2021. the Company had net capital of $173,789 which was $123,789 in excess of its required capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 6% at March 31, 2021.

3. COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. Continuing Operations

The Member has committed to providing capital to support the Company's continuing operations as needed.

5. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since March 31, 2021, and has determined that there are no material events that would require adjustments to or disclosures in the Company's financial statements.

Methuselah Capital LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2021

Computation of net capital				
Total Member's equity			$	176,491
Less: Non-allowable assets				
Prepaid expenses and other assets		(2,702)		
Total non-allowable assets				(2,702)
Net Capital			$	173,789
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	750		
Minimum dollar net capital required	$	50,000		
Net capital required (greater of above)				50,000
Excess net capital				123,789
Aggregate indebtedness				11,250
Percentage of aggregate indebtedness to net capital				6.47%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated March 31, 2021.

See report of Independent Registered Public Accounting Firm.

Methuselah Capital LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2021

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to mergers and acquisition advisory services.

See report of Independent Registered Public Accounting Firm.

Methuselah Capital LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2021

The Company does not qualify under any of the application exemptions but rather is deemed to be exempt under no exemptive provision, as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not hold customer funds or securities. The Company does not have customer accounts and its business activities are limited to mergers and acquisition advisory services.

See report of Independent Registered Public Accounting Firm.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Methuselah Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Methuselah Capital LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception. The Company's management is responsible for compliance with the Exemption Report and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
May 3, 2021

Nawrocki Smith LLP

Methuselah Capital, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Methuselah Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company is a non-covered firm and it limits its business activities exclusively to receiving transaction-based compensation for underwriting for clients, private placements and mergers and acquisitions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts, throughout the most recent fiscal period ended, without exception.

I, John Chachas, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

John A Chachas (signature)

Date: 5/3/21

Title: CEO